Exhibit 99.1

Sapiens Further Grows Partner Network to Optimize Insurance Processes

The partnerships will enhance and reinforce Sapiens’ offerings across the value chain to better cater to both insurers and insureds

Raleigh, N.C., September 21, 2022 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today the expansion of their Partner Network with five new tactical partnerships in the North American market including – CGI, ForMotiv, Hi Marley, ODG by MCG, and Opterrix, in order to provide Sapiens’ customers with numerous new capabilities powered by modern insurtech solutions.

Today’s insurers need to be focused on improving the customer experience through new and emerging methods. Partnering with the right insurtechs will allow solutions providers, such as Sapiens, to provide a frictionless and innovative customer experience that is both cost effective and easy to deploy. The success of these partnerships will consequently play a crucial role in the future endeavors and achievements of insurers in the market.

The accumulation of the technologies that these companies offer along with Sapiens’ market-leading solutions will allow Sapiens to better cater to their customers’ needs and expand their suite of solutions to support the digital evolution of insurers around the globe.

The five technology providers joining Sapiens’ growing network are:

●	CGI - delivers end-to-end digital services to assist insurers in building digital roadmaps, implementing core digital strategies such as data analytics, cybersecurity, and cloud, as well as designing and managing core system transformations

●	ForMotiv - runs real-time machine learning models on thousands of proprietary digital behavioral data points captured during the digital application process to instantly and accurately predict the intent of the end-user, enabling dynamic, personalized user experiences.

●	Hi Marley - helps carriers achieve success with its SMS-powered collaboration platform purpose-built for insurance. Hi Marley makes it simple for customers to connect with their carriers via text, cutting through common communication inefficiencies, resulting in less employee and customer churn, reduced cycle time and increased cost savings.

●	ODG by MCG - provides unbiased, evidence-based guidelines and technology solutions that support payers, providers, and employers in their efforts to effectively return people to health in workers' compensation.

●	Opterrix - provides insurers with the insights and innovative tools required to address the future risks of a changing climate and weather-related risks by limiting exposure in certain geographies. Through these insights and tools, insurers can identify, quantify and verify risk prior to losses being incurred in a near real time manner.

“After serving the industry for 40 years, we at Sapiens understand the impact that streamlining processes and removing unwanted complexities can have on a business,” said Roni Al-Dor, Sapiens President and CEO. “By uniting with innovative and forward-thinking partners in the space we can offer efficient and cost-effective solutions to our customers while still expanding the boundaries of the insurtech revolution”.

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Devoted to providing their clients with market leading solutions, Sapiens enables insurers to succeed in an evolving market by facilitating transformation with greater ease, speed, and agility than ever before. Sapiens’ clients benefit from some of the most cutting-edge technologies being developed by insurtech start-ups and technology leaders around the world. The Partner Network offers emerging technology providers the opportunity to showcase their innovative technologies to some of the world’s leading insurance providers.

Sapiens is attending at the ITC Conference (Booth #2239) between September 21-22, at the Mandalay Bay in Las Vegas, and are available to discuss its partnerships.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

Media Contact	Investors Contact

Shay Assaraf	Dina Vince
Chief of Marketing, Sapiens	Head of Investor Relations, Sapiens
+44 7548 369920	dina.vince@sapiens.com
shay.assaraf@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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